[Orthofix Letterhead]

August 14, 2007

BY EDGAR AND HAND DELIVERY

Ms. Lynn Dicker
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Orthofix International N.V.
Form 10-K for Fiscal Year Ended December 31, 2006
SEC File No. 0-19961

Dear Ms. Dicker:

Set forth below is the response of Orthofix International N.V. (“Orthofix” or the “Company”) to the staff’s letter of comment, dated August 8, 2007 (the “Comment Letter”), relating to the financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2006.  For convenience of reference, the paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Ms. Lynn Dicker
August 14, 2007

Form 10-K for the year ended December 31, 2006

Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004, page F-7

1.
We note your response to prior comment 1.  Given that the litigation settlement was generated from a patent related to your business operations, your current presentation of the settlement gain as non-operating income does not appear appropriate.  Please revise future filings to present the settlement gain within your operating income.

Response:  The Company respectfully acknowledges the Staff’s comment and will in future filings, beginning with its Form 10-Q for the period ended September 30, 2007, present the settlement gain within the Company’s operating income.

* * * * * * * *

In connection with responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•
staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities & Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (704) 948-2635.  Thank you for your assistance.

Sincerely,

/s/ Thomas Hein

Thomas Hein
Chief Financial Officer
Orthofix International N.V.